UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 08, 2007

I.	DATE, TIME AND VENUE : At 9:30 am on March 8, 2007, at Contax Participações S/A (“Company”) headquarters, at Rua do Passeio, 48-56, parte, Centro, in the city and state of Rio de Janeiro.

II.	CALL NOTICE : The call notice was sent individually to each member of the Board.

III.
ATTENDANCE: Members representing a majority of the Board of Directors, José Luiz de Souza Gurgel and Renata Leite da Silva, representing BDO Trevisan Auditores Independentes and, pursuant to paragraph 3 of article 163 of Law 6.404/76, representing the Company’s Fiscal Council, Ricardo Scalzo.

IV.	PRESIDING: Chairman: Ronaldo Iabrudi dos Santos Pereira. Secretary: Luciene Sherique.

V.	AGENDA : (1) Results 2006 – Contax Participações S/A and subsidiary.

VI.
RESOLUTIONS: item 1: Management presented the Company’s Consolidated Financial Information, including the balance sheet, statement of cash flow and income statement, the Proposal for the Allocation of Net Income, the Company’s Management Report, and Independent Auditors’ Opinion issued by BDO Trevisan Auditores Independentes, in accordance with article 133 of Law 6.404/76 and paragraph VIII of article 17 of the Company’s By-laws, for the fiscal year ended December 31, 2006. The members of the Board approved the publication of the Financial Statements and other documents established in article 133 of Law 6.404/76 for the fiscal year ended December 31, 2006, and their further submission to the Annual Shareholders’ Meeting, to be held until April 30, 2007.

VII.	CLOSURE: Thee being no further matters to address, the meeting was closed for the drawing up of these minutes which, having been read and found to be in compliance, were signed by the members present.

Rio de Janeiro, March 08, 2007. Ronaldo Iabrudi dos Santos Pereira (Chairman); Celso Fernandez Quintella (Alternate); Marcelo Cunha Ribeiro; José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

This is a free translation of the Minutes drawn up in the Company’s records.

Luciene Sherique
Secretary

MEETING OF THE BOARD OF DIRECTORS OF CONTAX PARTICIPAÇÕES S.A. March 8, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.